SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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Sapiens Reports Departure of Chief Operating Officer

RESEARCH TRIANGLE PARK, N.C. – March 8, 2006 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), hereby reports that Reuven (Ruvik) Barkan will be leaving the company at the end of March, 2006.  Mr. Barkan served as Chief Operating Officer and Managing Director of Sapiens EMEA. As part of the recently implemented reorganization of the company, the position of Chief Operating Officer was eliminated.

Roni Al-Dor, President and CEO, commented "Ruvik's personality, unending devotion and creative ideas were essential to making Sapiens what it is today.  Ruvik has significantly increased our activities. He has brought many deals to the company and he has been an important figure in the development of our insurance offerings.  On behalf of everyone at Sapiens, I want to thank Ruvik for his efforts and successes for Sapiens over the years.  I wish Ruvik much success in his future activities."

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  March 8, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary